Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the annual general meeting of shareholders (the “Annual General Meeting”) of Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”) will be held on Friday, June 30, 2023 at 10 a.m. Luxembourg Time.

The Company being a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). In accordance with the provisions of the Luxembourg Laws, the Company’s audited consolidated financial statements for the financial year ended December 31, 2022 have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and the unaudited standalone annual accounts for the financial year ended December 31, 2022 have been prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (“Lux GAAP”).

The Annual General Meeting will be held at 10 a.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.

Enclosed with this mailing are the convening notice to the Annual General Meeting as well as a proxy card relating thereto.

Sincerely,

/s/ Ruben Minski
Mr. Ruben Minski
Chairman of the Board of Directors
June 14, 2023

Procaps Group, S.A.

société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 253360

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 30, 2023 AT THE OFFICES OF ARENDT & MEDERNACH SA, 41A, AVENUE J.F. KENNEDY, L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Dear Shareholders,

The board of directors of the Company (the “Board of Directors” and each a “Director”) is pleased to invite you to attend the annual general meeting of shareholders of the Company (the “Annual General Meeting”) to be held on June 30, 2023, at 10 a.m. (Luxembourg Time), at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg.

I.	AGENDA OF THE ANNUAL GENERAL MEETING

The agenda of the Annual General Meeting is the following:

A.	Agenda of the Annual General Meeting, proposed resolutions and recommendations

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of September 29, 2021.

No vote is required on this item of the agenda.

No conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated articles of association of the Company as of September 29, 2021 have been reported to the Board of Directors since the last general meeting of shareholders of the Company that has taken place on June 28, 2022.

2.	Presentation of the annual report on Form 20-F of the Company for the financial year ended December 31, 2022 and as filed with the U.S. Securities and Exchange Commission on May 12, 2023 in respect of the annual accounts and the consolidated financial statements for the financial year ended December 31, 2022.

No vote is required on this item of the agenda.

The Board of Directors intends to present to the Annual General Meeting the Company’s annual report on Form 20-F (functioning in all material respects as consolidated report of the Board of Directors in respect of the 2022 Annual Accounts and the 2022 Consolidated Financial Statements (as such terms are defined hereinafter) for the financial year ended December 31, 2022, in accordance with article 1720-1 of the Law) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission on May 12, 2023.

3.	Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the financial year ended December 31, 2022.

No vote is required on this item of the agenda.

The Board of Directors intends to present to the Annual General Meeting the report issued by the Company’s independent auditor (réviseur d’entreprises agréé), Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, on the 2022 Consolidated Financial Statements (the “Auditor Report”) relating to the financial year ended December 31, 2022.

4.	Presentation of the report of the statutory auditor of the Company in respect of the standalone annual accounts for the financial year ended December 31, 2022.

No vote is required on this item of the agenda.

The Board of Directors intends to present to the Annual General Meeting the report issued by the Company’s statutory auditor (commissaire aux comptes), Mr. Carlos Piocuda, on the 2022 Annual Accounts (the “Statutory Report”) relating to the financial year ended December 31, 2022.

5.	Presentation and approval of the audited consolidated financial statements for the financial year ended December 31, 2022 prepared in accordance with the International Financial Reporting Standards (IFRS).

Draft resolution (Resolution I)

“The Annual General Meeting, after having reviewed the Form 20-F and the Auditor Report, approves the audited consolidated financial statements of the Company for the financial year ended December 31, 2022 prepared in accordance with the International Financial Reporting Standards (IFRS) (the “2022 Consolidated Financial Statements”).”

Recommendation

The Board of Directors recommends a vote FOR the approval of the 2022 Consolidated Financial Statements, after due consideration of the Form 20-F and the Auditor Report.

6.	Presentation and approval of the unaudited standalone annual accounts for the financial year ended December 31, 2022 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP).

Draft resolution (Resolution II)

“The Annual General Meeting, after having reviewed the Form 20-F and the Statutory Report, approves the unaudited standalone annual accounts for the financial year ended December 31, 2022 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) (the “2022 Annual Accounts”).”

Recommendation

The Board of Directors recommends a vote FOR the approval of the 2022 Annual Accounts, after due consideration of the Form 20-F and the Statutory Report.

7.	Allocation of results for the financial year ended December 31, 2022.

Draft resolution (Resolution III)

“The Annual General Meeting acknowledges that the Company has made a loss of USD 23,341,337.34 during the financial year ended December 31, 2022 and resolves to approve the allocation of the results of the Company based on the 2022 Annual Accounts as follows:

Result of the financial year 2022	USD	(23,341,337.34)
Result brought forward	USD	(4,838,844.01)
Result to be carried forward to the following financial year	USD	(28,180,181.35)

Recommendation

The Board of Directors notes that, at a consolidated level the Company has made a profit of USD 42,540,114 during the financial year ended December 31, 2022, at an individual (standalone) level, the Company has made a loss of USD 23,341,337.34 during such same period.

The Board of Directors recommends a vote FOR the allocation of the results for the financial year ended December 31, 2022 at an individual (standalone) level, as set forth above.

8.	Confirmation of the mandate of Mr. Alberto Eguiguren Correa in replacement of Mr. Alejandro Weinstein as of January 19, 2023 by way of co-option.

Draft resolution (Resolution IV)

“The Annual General Meeting resolves to confirm the mandate as member of the Board of Directors of Mr. Alberto Eguiguren Correa, born on September 20, 1964, in Santiago, Chile, professionally residing at Avenida El Bosque Norte 0177, office 1102, Las Condes, Santiago, Chile, in replacement of Mr. Alejandro Weinstein, with effect as of January 19, 2023 and for a period ending at the Annual General Meeting (which corresponds to the duration of mandate of Mr. Alejandro Weinstein).”

Recommendation

In accordance with article 441-2 of the Law and the provisions of articles 16.1 and 19.1 of the Articles, the Board of Directors approved on January 19, 2023, the co-option (cooptation) of Mr. Alberto Eguiguren Correa, born on September 20, 1964, in Santiago, Chile, professionally residing at Avenida El Bosque Norte 0177, office 1102, Las Condes, Santiago, Chile, as member of the Board of Directors, in replacement of Mr. Alejandro Weinstein, with effect as of January 19, 2023 and for a period ending at the Annual General Meeting (which corresponds to the duration of mandate of Mr. Alejandro Weinstein).

The Board of Directors recommend a vote FOR the confirmation of the mandate of Mr. Alberto Eguiguren Correa in replacement of Mr. Alejandro Weinstein as of January 19, 2023 by way of co-option.

9.	Confirmation of the mandate of Mr. Alejandro Weinstein in replacement of Mr. Daniel W. Fink as of February 13, 2023 by way of co-option.

Draft resolution (Resolution V)

“The Annual General Meeting resolves to confirm the mandate as member of the Board of Directors of Mr. Alejandro Weinstein, born on February 10, 1958, in Recoleta, Chile, professionally residing at 21 Chesham Place, SW1X 8HG London, United Kingdom, in replacement of Mr. Daniel W. Fink, with effect as of February 13, 2023 and for a period ending at the Annual General Meeting (which corresponds to the duration of mandate of Mr. Daniel W. Fink).”

Recommendation

In accordance with article 441-2 of the Law and the provisions of articles 16.1 and 19.1 of the Articles, the Board of Directors approved on February 13, 2023, the co-option (cooptation) of Mr. Alejandro Weinstein, born on February 10, 1958, in Recoleta, Chile, professionally residing at 21 Chesham Place, SW1X 8HG London, United Kingdom, as member of the Board of Directors, in replacement of Mr. Daniel W. Fink, with effect as of February 13, 2023 and for a period ending at the Annual General Meeting (which corresponds to the duration of mandate of Mr. Daniel W. Fink).

The Board of Directors recommend a vote FOR the confirmation of the mandate of Mr. Alejandro Weinstein in replacement of Mr. Daniel W. Fink as of February 13, 2023 by way of co-option.

10.	Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate for and in connection with the financial year ended December 31, 2022.

Draft resolution (Resolution VI)

“The Annual General Meeting resolves to grant full and total discharge to the members of the Board of Directors for the exercise of their mandates for and in connection with the financial year ended December 31, 2022.”

Recommendation

In accordance with applicable Luxembourg law and regulations, the Board of Directors recommends that, upon approval of the 2022 Annual Accounts, all Directors who were members of the Board of Directors during the financial year ended December 31, 2022, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board of Directors of the Company recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2022.

11.	Approval of the remuneration to be paid to the members of the Board of Directors, decision on the amounts of such remuneration, and acknowledgement of the renunciation by Mr. Alejandro Weinstein and Mr. Jose Minski to the remunerations to be received by them for serving as Directors for the financial year ending on December 31, 2023.

Draft resolution (Resolution VII)

“The Annual General Meeting approves the remuneration to be paid to the members of the Board of Directors for the financial year ending December 31, 2023 and decides that the amounts of such remuneration are as follows:

Name of Director	Individual compensation amount
Mr. Ruben Minski	N/A
Mr. Jose Minski	N/A
Mr. Alejandro Weinstein	N/A
Mr. Alberto Eguiguren Correa	USD 56,000 p.a. (on a 12-month basis)
Mr. Kyle P. Bransfield	USD 56,000 p.a. (on a 12-month basis)
Mr. Luis Fernando Castro	USD 56,000 p.a. (on a 12-month basis)
Mr. David Yanovich	USD 56,000 p.a. (on a 12-month basis)

The Annual General Meeting further acknowledges that Mr. Alejandro Weinstein and Mr. Jose Minski have renounced, in the meeting of the Board of Directors held on February 13, 2023, to the remunerations to be received by them for serving as Directors for the financial year ending on December 31, 2023, such remunerations being USD 150,000 p.a. (on a 12-month basis) for Mr. Alejandro Weinstein and USD 56,000 p.a. (on a 12-month basis) for Mr. Jose Minski.”

Recommendation

The Board of Directors recommends a vote FOR the approval of the proposed remunerations of the members of the Board of Directors for the financial year ending December 31, 2023.

12.	Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

Draft resolution (Resolution VIII)

“The Annual General Meeting resolves to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.”

Recommendation

The Board of Directors recommends a vote FOR the renewal of Deloitte Audit’s mandate as independent auditor for the consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

13.	Renewal of the mandate of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

Draft resolution (Resolution IX)

“The Annual General Meeting resolves to renew the mandate of Mr. Carlos Piocuda, born on April 10, 1984 in Barranquilla, Colombia, professionally residing in Calle 80 78B 201 – 080001, Barranquilla, Colombia, as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.”

Recommendation

The Board of Directors recommends a vote FOR the renewal of Mr. Carlos Piocuda’s mandate as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

14.	Renewal of the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

Draft resolution (Resolution X)

“The Annual General Meeting resolves to renew the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.”

Recommendation

In accordance with Luxembourg law, the members of the Board of Directors are appointed by the general meeting of shareholders for a period not exceeding six (6) years and until their successors are elected; provided however that Luxembourg law allows for indefinite re-election of Directors.

The Board of Directors recommends a vote FOR the renewal of the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2023.

15.	Delegation of powers.

Draft resolution (Resolution XI)

“The Annual General Meeting resolves to authorise any Director and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Services S.A., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for the filing of the 2022 Annual Accounts and the 2022 Consolidated Financial Statements (including the Form 20-F) with the Luxembourg Trade and Companies Register as well as with any filing that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.”

Recommendation

The Board of Directors recommends a vote FOR the above-described delegation of powers.

16.	Miscellaneous.

No vote is required on this item of the agenda.

II.	AVAILABILITY OF THE DOCUMENTATION, ATTENDANCE AND VOTING PROCEDURE

A.	Available information and documentation

In accordance with Article 461-6 of the Law, as of June 14, 2023, shareholders may take notice at the Company’s registered office of the following documents and/or information:

-	the 2022 Annual Accounts, the 2022 Consolidated Financial Statements, the list of Directors as well as the name of the independent auditor (réviseur d’entreprises agréé) and of the statutory auditor (commissaire aux comptes) of the Company;

-	the list of the sovereign debt, shares, bonds and other company securities which make up the portfolio of the Company;

-	the list of the shareholders of the Company who have not fully paid up their shares, if any, with an indication of the number of their shares and their domicile;

-	the Form 20-F;

-	the Auditor Report; and

-	the Statutory Report.

These documents are also made available in the investors section of the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

Each shareholder has the right to obtain, free of charge, upon request and upon proof of title, as of June 14, 2023, a copy of the 2022 Annual Accounts, the 2022 Consolidated Financial Statements, the Auditor Report, the Statutory Report and the Form 20-F.

B.	Quorum and majority requirements

Each of the items to be voted on at the Annual General Meeting will be adopted by a simple majority of votes validly cast, regardless of the portion of the issued share capital of the Company represented at the Annual General Meeting.

C.	Share capital of the Company

On the Record Date (as defined below), the Company has 112,824,183 ordinary shares, 4,000,000 redeemable A shares and 4,500,000 redeemable B shares in issuance. All the Company’s 4,000,000 redeemable A shares and all the Company’s 4,500,000 redeemable B shares are held in treasury by the Company and do not give right to voting. Each of the ordinary shares is entitled to one vote.

D.	Requirements for participating in the Annual General Meeting and exercising voting rights

The rights of any registered shareholder and of any holder of the Company’s shares traded on the Nasdaq Stock Market in the US under the ticker symbol “PROC” held in the name of Cede & Co. on behalf of the Depository Trust and Clearing Corporation (“DTCC”) to participate in the Annual General Meeting shall be determined with respect to the shares of the Company held by that holder on June 5, 2023, at 24:00 (midnight) Luxembourg time (the “Record Date”).

E.	Procedures for attending the Annual General Meeting, voting by proxy, voting instruction and/or submitting votes

(a)	Submitting votes as a street name holder

Without prejudice to the possibility to attend the Annual General Meeting in person (cf. point II. E (c) below), holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to vote at the Annual General Meeting should request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion.

To vote in the Annual General Meeting, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention in writing by mail or by e-mail via their custodian to the Company’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“CST”) (the details of which are included in section II. G. 7.2 of this convening notice) at the latest on June 23, 2023 at 23:00 (11:00 p.m.) Luxembourg time (cut-off date/time) (the “Cut-Off Date/Time”).

Holders of shares held through a brokerage account, should contact their broker to receive information on how to vote their shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

Votes must be received by CST (the details of which are included in section II. G. 7.2 of this convening notice), in writing by mail or by e-mail, no later than the Cut-Off Date/Time to be considered validly submitted.

(b)	Submitting votes as a registered shareholder

Without prejudice to the possibility to attend the Annual General Meeting in person (cf. point II. E (c) below), holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who wish to participate and exercise their voting rights at the Annual General Meeting can exercise their voting rights in one of the following manners (the “Proxy Card”):

●	Voting by Internet

Registered shareholders with shares registered directly in their names with CST will also be able to vote by Internet. If your shares are held in an account at a brokerage firm or bank participating in this program or registered directly in your name with CST you may vote those shares by accessing the Internet website address specified on your Proxy Card instead of completing and signing the proxy itself. Submitting an Internet proxy will not affect your right to vote at the Annual Meeting should you decide to attend the Annual Meeting. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The deadline to vote by Internet is June 29, 2023, 23:59 (11:59 p.m) CET.

●	Proxy voting representative appointed by the Company

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Annual General Meeting in person may appoint in the Proxy Card any Director of the Company, whom failing, Mrs. Melissa Angelini, Procaps, Investor Relations Director, whom failing, any lawyer and/or employee of Arendt & Medernach S.A as proxy voting representative appointed by the Company, each with full power of substitution, to participate in and vote at the Annual General Meeting on their behalf. The proxy voting representative will be bound by the respective instructions of the shareholder provided in the Proxy Card prior to the Annual General Meeting.

●	Proxy voting representative appointed by the shareholder

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Annual General Meeting in person may also appoint in the Proxy Card another natural or legal person who needs not to be a shareholder itself to attend and vote at the Annual General Meeting on their behalf.

The proxyholder will have to identify himself on the date of the Annual General Meeting by presenting a non-expired identity card or passport.

In case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to physically attend the Annual General Meeting and vote at the Annual General Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Annual General Meeting by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. G. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. G. 7.2 of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Annual General Meeting.

Persons designated as a proxy must also bring the underlying, duly executed, Proxy Card to the Annual General Meeting.

For the Annual General Meeting to proceed in a timely and orderly manner, proxyholders are requested to arrive on time.

●	Voting by voting instruction

Shareholders who wish to vote by a voting instruction may exercise their voting rights by casting their votes by a voting instruction included in the Proxy Card.

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) wishing to participate and vote in the Annual General Meeting by way of one of the matters foreseen in the Proxy Card, can download such Proxy Card from the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

Proxy Cards must be received by CST no later than the Cut-Off Date/Time by way of one of the matters set forth in the Proxy Card to be considered validly submitted. Proxy Cards received after the Cut-Off Date/Time will not be considered validly received.

(c)	Attending the Annual General Meeting in person

Notwithstanding points II. E. (a) and II. E. (b) above, all shareholders wishing to participate and vote in person in the Annual General Meeting shall notify the Company (the details of which are included in section II. G. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. G. 7.2 of this convening notice), thereof at the latest on June 27, 2023, at 23:00 CET (11 p.m. CET) Luxembourg time, in writing by mail or by e-mail.

In the case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Annual General Meeting in person and vote at the Annual General Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Annual General Meeting, by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. G. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. G. 7.2 of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Annual General Meeting.

Any shareholder participating in the Annual General Meeting in person shall carry proof of identity (in the form of a non-expired identity card or passport) at the Annual General Meeting.

For the Annual General Meeting to proceed in a timely and orderly manner, shareholders are requested to arrive on time.

Additional specific requirements for street name holders wishing to attend the Annual General Meeting in person:

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to participate and vote directly at the Annual General Meeting must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Such legal proxy must be filed no later than the Cut-Off Date by mail or by e-mail with the Company (the details of which are included in section II. G. 7.1 of this convening notice), with a copy to CST (the details of which are included in section II. G. 7.2 of this convening notice). Such legal proxy must also be presented at the Annual General Meeting. Beneficial owners who do not have a legal proxy are not eligible to vote.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) should also request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion. To participate and vote in the Annual General Meeting, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention via their custodian bank in writing by mail or by e-mail to CST (the details of which are included in section II. G. 7.2 of this convening notice), at the latest on the Cut-Off Date/Time. Such certificate of share ownership must also be presented at the Annual General Meeting.

F.	Additional important information for shareholders

(a)	Transfer of shares after the Record Date

Shareholders are hereby informed that the participation in and the exercise of voting rights at the Annual General Meeting is exclusively reserved to such persons that were holders of ordinary shares of the Company on the Record Date and who have adhered to the voting instruction set out in this convening notice. Any transferee having become a shareholder of the Company between the Record Date and the date of the Annual General Meeting cannot attend or vote at the Annual General Meeting.

(b)	Request for addition of items to the agenda

Shareholders holding individually or collectively at least ten per cent (10%) of the issued share capital of the Company may request the addition of items to the agenda of the Annual General Meeting.

Such request must be received at the registered office of the Company (the details of which are included in section II. G. 7.1 of this convening notice) by registered mail (to the attention of the Board of Directors) or by e-mail to ir@procapsgroup.com at the latest on June 22, 2023, at 24:00 (midnight) Luxembourg time.

The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgement of receipt of such request.

(c)	Right to ask questions

Every shareholder has the right to ask questions concerning items on the agenda of the Annual General Meeting ahead and during the Annual General Meeting. Questions have to be submitted by e-mail to the e-mail address indicated in section II. G. 7.1 at the latest on June 27, 2023, at 23:00 CET (11 p.m. CET) Luxembourg time and must include the shareholder’s full name and address and proof of ownership of Company shares as at the Record Date issued by a financial intermediary. Submitted questions will be answered at the reasonable discretion of the Company and the Company is not required to answer all questions. In particular, questions may be summarized, combined or separated. Reasonable questions may be selected in the interest of the other shareholders, and questions from shareholders’ associations and institutional investors with significant voting interests may be given preference.

(d)	Data protection

The Company, as data controller, undertakes to collect, store and process any personal data in accordance with (i) the provisions of any data protection law applicable in Luxembourg and the EU Regulation n°2016/679 of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and (ii) the privacy notice available on the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

G.	Contact details

7.1	The contact details of the Company are as follows:

Procaps Group, S.A.

9, rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 253360

Attention: Melissa Angelini

Email: ir@procapsgroup.com

7.2	The contact details of CST are as follows:

Continental Stock Transfer

1 State Street - SC-1

New York, NY 10004-1561

Attn: Proxy Services

Phone number: +1 917-262-2373

Email: proxy@continentalstock.com

June 14, 2023

/s/ Ruben Minski
Mr. Ruben Minski
Chairman of the Board of Directors